Exhibit 99.1

Suite 1378 – 200 Granville Street
Vancouver, BC, Canada V6C 1S4
Tel: 604-669-9397
Fax: 604-669-9387
Toll Free Tel: 1-888-224-1881
Email: info@silvercorp.ca
Website: www.silvercorp.ca

PRESS RELEASE

Trading Symbol:	TSX: SVM
	NYSE: SVM	December 20, 2011

CHINESE LAW ENFORCEMENT AGENTS OPEN CRIMINAL CASE TO INVESTIGATE CREATORS OF FALSIFIED REPORTS

VANCOUVER, British Columbia – December 20, 2011 – Silvercorp Metals Inc. (“Silvercorp” or the “Company”) has been advised that Chinese law enforcement agents have opened a criminal case to investigate and find the creators of false and fraudulent reports by anonymous parties such as IFRA, Alfred Little and others, attacking Silvercorp and its Chinese subsidiaries..

In September 2011, the Company also filed a lawsuit in New York County Supreme Court charging defendants Chinastockwatch.com, Jerry Katz, Alfredlittle.com, Alfred Little, Simon Moore, and several “John Doe” defendants with spreading “false, defamatory and fraudulent” information about Silvercorp on the Internet and in letters to the media and regulators. It has also filed two separate actions in British Columbia, Canada.

Even with an independent KPMG forensic report reaffirming the Company’s business in the face of a short and distort attack, the Company is still receiving odd and disconcerting communications from anonymous callers.

On November 1, 2011, someone claimed to be Peter Li, representing a US based investment fund (who spoke Mandarin with a Cantonese accent), telephoned (using a Guangzhou phone number) sales department of Henan Found. From the caller’s odd and aggressive behavior, Silvercorp believes the caller was trying to falsify information that he could use to attack Silvercorp in an out of context audio recorded conversation; the Company understands that similar tactics were commonly used in Alfred Little and IFRA reports in attacking other Chinese companies.

In November 2011, a mining engineer at Silvercorp’s Beijing office received several emails from an employee of the Singapore branch of Guidepoint Global, LLC, who stated his name was “Hang Ming”. Hang Ming asked the mining engineer to work as their agent at RMB 2,000 per hour. Hang Ming wrote in his email that he received a request from an analyst named “Soldo Marko” who works for a US based hedge fund. Hang Ming asked the engineer to have a telephone interview with Soldo Marko in a way, we believe, to attain insider information on Silvercorp for trading. The Company understands that the FBI has previously investigated agents of Guidepoint Global and subsequently charged such agents for tipping confidential information of publically traded companies to hedge funds.

About Silvercorp Metals Inc.

Silvercorp Metals Inc. is engaged in the acquisition, exploration, development and mining of high-grade silver-related mineral properties in China and Canada. Silvercorp is the largest primary silver producer in China through the operation of the four silver-lead-zinc mines at the

Ying Mining District in the Henan Province of China. Silvercorp recently acquired the XBG and XHP silver-gold-lead-zinc mines nearby the Ying Mining District in Henan Province, further consolidating the region. Silvercorp has commenced production at its second production foothold in China, the BYP gold-lead-zinc project in Hunan Province, and is currently constructing the mill and related facilities in preparation for mining at the GC silver-lead-zinc project in Guangdong Province. In Canada, Silvercorp is preparing an application for a Small Mine Permit for the Silvertip high grade silver-lead-zinc mine project in northern British Columbia to provide a further platform for growth and geographic diversification. The Company’s shares are traded on the New York Stock Exchange (symbol: SVM) and Toronto Stock Exchange (symbol: SVM) and are included as a component of the S&P/TSX Composite and the S&P/TSX Global Mining Indexes.

For further information: SILVERCORP METALS INC., Rui Feng, Chairman & CEO and Lorne Waldman, Corporate Secretary, Phone: (604) 669-9397, Fax: (604) 669-9387, Toll Free 1(888) 224-1881, Email: info@silvercorp.ca, Website: www.silvercorp.ca.